Exhibit 99.1

Galapagos Reports Half-Year 2025 Financial Results and Provides Second Quarter Business Update

Appointments of new CEO, CFO, and seasoned business development leaders with proven track records of executing strategic transactions will position the Company to drive shareholder value and advance pipeline expansion

Strategic alternatives for the cell therapy business, including a potential divestiture, are being evaluated; CAR-T programs maintain positive momentum with recently presented clinical data

Strong balance sheet with €3.1 billion in cash and financial investments as of June 30, 2025

Mechelen, Belgium; July 23, 2025, 22:01 CET; regulated information – inside information – Galapagos NV (Euronext & NASDAQ: GLPG) today announced its half-year 2025 financial results and provided a second quarter and post-period business update. These results are further detailed in the half-year 2025 financial report available on the financial reports section of the corporate website.

“We have commenced a bold new chapter in our transformation journey,” said Henry Gosebruch, Galapagos’ CEO. “Our priorities are clear: pursue and execute on transformational transactions to build a pipeline of innovative clinical programs and maximize the cash available for this new business development activity, all with the goal of delivering meaningful impact to patients. I am delighted that Aaron, Sooin and Dan have joined our senior team, as they will bring relevant experience to help us achieve these goals. Further, we are making solid progress in evaluating strategic alternatives for our cell therapy business and we look forward to updating shareholders at the appropriate time.”

Aaron Cox, Galapagos’ CFO, said: “I am very pleased to join Galapagos at such a pivotal time in the Company’s evolution. We closed the first half of 2025 with a strong cash position of €3.1 billion, providing a solid foundation for our next phase of growth. We remain committed to disciplined capital allocation as we pursue business development opportunities to build a pipeline of innovative programs. Following recent leadership changes and as we assess strategic alternatives for the cell therapy business, we plan to provide an updated 2025 cash outlook at the time of our third-quarter results.”

SECOND QUARTER 2025 AND RECENT BUSINESS UPDATE

Strategic and Corporate Update

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On May 13, 2025, Galapagos announced that the Board of Directors decided, following regulatory and market developments, to re-evaluate the previously proposed separation. As a result, strategic alternatives for the cell therapy business, including a potential divestiture, are being evaluated, with the goal of maximizing shareholder value:

•	To facilitate this process, Galapagos has established Galapagos Cell Therapeutics as a standalone entity within the Galapagos Group for consolidating all cell therapy activities.

•	An update on the strategic process is expected to be provided in conjunction with the third-quarter 2025 results.

•	Morgan Stanley is acting as financial advisor to Galapagos in connection with this process.

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The remaining Galapagos business is focused on establishing a robust and novel pipeline of innovative medicines through transformational transactions. In recent months, the Company has taken decisive steps to advance this strategy by strengthening leadership and aligning internal capabilities to deliver on its goals:

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Executive leadership has been reinforced with the appointment of Henry Gosebruch as Chief Executive Officer, succeeding Dr. Paul Stoffels[1], and Aaron Cox as Chief Financial Officer, succeeding Thad Huston.

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Ms. Sooin Kwon was appointed as Chief Business Officer (CBO) and Mr. Dan Grossman as Chief Strategy Officer (CStO), effective August 4, 2025. Recruitment for additional key leadership roles to further strengthen the management team is ongoing.

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Dawn Svoronos and Jane Griffiths have been appointed as Non-Executive Independent Directors by way of co-optation, effective July 28, 2025, replacing Peter Guenter and Simon Sturge, who will be stepping down.

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Gilead and Galapagos have entered into a cell therapy royalty and waiver agreement, giving Galapagos full global development and commercialization rights to its cell therapy business. Effective immediately, these programs are no longer subject to Gilead’s opt-in rights under the Option, License and Collaboration Agreement (OLCA). The procedure for related party transactions under Belgian law was applied in connection with this amendment. More details are provided in the legal disclosure in the appendix to this press release.

•	Galapagos has transferred certain small molecule programs in oncology and immunology to Onco3R Therapeutics and in return, Galapagos will receive equity and future milestone-based considerations.

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Galapagos is actively exploring partnership opportunities for GLPG3667, a small molecule TYK2 inhibitor currently in Phase 3-enabling studies for systemic lupus erythematosus (SLE) and dermatomyositis (DM). Topline results from ongoing studies with GLPG3667 are expected during the first half of 2026.

Advancing the Cell Therapy Pipeline and Platform Under Current Planning, Subject to Ongoing Strategic Review

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Galapagos presented new promising safety, efficacy and manufacturing data for GLPG5101 (CD19 CAR-T) from the completely enrolled cohort in relapsed/refractory (R/R) indolent non-Hodgkin lymphoma (iNHL) (Cohort 3) of the ongoing ATALANTA-1 Phase 1/2 study at ICML. As of the October 14, 2024 data cut-off, 34 patients with R/R iNHL (follicular lymphoma, FL, n=29; marginal zone lymphoma, MZL, n=5) underwent leukapheresis, of whom 32 (94%) received an infusion of GLPG5101. GLPG5101 demonstrated promising efficacy with robust and durable CAR-T cell expansion. A complete response (CR) rate of 97% (31/32) was observed with 100% of evaluable patients (10/10) being MRD negative at time of CR and the 12-month progression free survival (PFS) rate was 97%. GLPG5101 showed a favorable safety profile, with low rates of severe cytokine release syndrome (CRS) and immune effector cell-associated neurotoxicity syndrome (ICANS) observed and no deaths reported.

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Galapagos presented new promising pooled safety and manufacturing data from the ongoing ATALANTA-1 Phase 1/2 study for GLPG5101 in 64 patients with R/R NHL at EHA. As of the October 14, 2024 data cut-off date, of the 64 patients enrolled, 61 received treatment, resulting in a 5% attrition rate, significantly lower than industry benchmarks. 95% of patients were infused with fresh, stem-like early memory CD19 CAR-T cells, with 89% receiving treatment within seven days, avoiding the need for cryopreservation and cytotoxic bridging therapy. The data showed that GLPG5101 was well-tolerated with only a single case of Grade 3 CRS and Grade 3 ICANS reported in this heavily pretreated population.

[1]	Dr. Paul Stoffels, acting via Stoffels IMC BV

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GLPG5101 is being advanced toward pivotal development in mantle cell lymphoma (MCL), with enrollment expected to start in 2026. Following updates to the clinical study design, the Biologics License Application (BLA) filing is anticipated in 2028 with approval now expected in 2029.

•	Galapagos recently signed a collaboration agreement with CELLforCURE by Seqens to support the decentralized manufacturing of GLPG5101 for clinical development in Paris and the broader France area.

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The Company’s other cell therapy programs continue to progress including GLPG5301, a BCMA CAR-T candidate for relapsed/refractory multiple myeloma; uza-cel, a MAGE A4 TCR-T candidate in head and neck cancer, in collaboration with Adaptimmune; and the early-stage next-generation CAR-T assets.

FINANCIAL PERFORMANCE

First half-year 2025 key figures (consolidated)

(€ millions, except basic & diluted earnings/loss (-) per share)

	Six months ended June 30		% Change
	2025	2024
Supply revenues	18.5	19.1	-3%
Collaboration revenues	121.8	121.2	+1%

Total net revenues	140.3	140.3	—

Cost of sales	(18.4)	(19.1)	-4%
R&D expenses	(278.0)	(145.2)	+91%
G&Ai and S&Mii expenses	(74.5)	(63.9)	+23%
Other operating income	14.9	16.6	-10%

Operating loss	(215.7)	(71.3)	+209%

Fair value adjustments and net exchange differences	(66.2)	49.5
Net other financial result	21.2	48.9
Income taxes	1.7	1.1

Net profit/loss (-) from continuing operations	(259.0)	28.2

Net profit/loss (-) from discontinued operations, net of tax	(0.1)	71.0
Net profit/loss (-) of the period	(259.1)	99.2
Basic and diluted earnings/loss (-) per share (€)	(3.93)	1.51

Financial investments, cash & cash equivalents	3,091.5	3,430.4

DETAILS OF THE FINANCIAL RESULTS OF THE FIRST HALF YEAR OF 2025

On May 13, 2025, Galapagos announced a strategic update regarding the Company’s intention to separate into two publicly traded entities. Since the initial announcement on January 8, 2025, the Company made significant progress in reorganizing its business towards the separation, which was expected by mid-2025, subject to shareholder approval and other customary conditions. However, following regulatory and market developments, the Board of Directors of Galapagos decided to re-evaluate the previously proposed separation, and the Company is exploring all strategic alternatives for the existing businesses, including the cell therapy business, with a focus on maximizing resources available for transformative business development transactions.

Total operating loss from continuing operations for the six months ended June 30, 2025, amounted to €215.7 million, compared to an operating loss of €71.3 million for the six months ended June 30, 2024. This operating loss was negatively impacted by the planned strategic reorganization and separation, for a total of €131.6 million. This is reflected in severance costs of €47.5 million, costs for early termination of collaborations of €45.7 million, impairment on fixed assets related to small molecules activities of €12.0 million, deal costs of €16.6 million, €8.0 million accelerated non-cash cost recognition for subscription right plans and €1.8 million other expenses.

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Total net revenues for the six months ended June 30, 2025 amounted to €140.3 million, compared to €140.3 million for the six months ended June 30, 2024. The revenue recognition related to the exclusive access rights granted to Gilead for Galapagos’ drug discovery platform amounted to €115.1 million for the first six months of both 2025 and 2024. The deferred income balance at June 30, 2025 includes €1.0 billion allocated to the Company’s drug discovery platform that will be recognized linearly over the remaining term of the Option, License and Collaboration Agreement (OLCA) with Gilead.

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Cost of sales for the six months ended June 30, 2025 amounted to €18.4 million, compared to €19.1 million for the six months ended June 30, 2024, and related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related revenues are reported in total net revenues.

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R&D expenses in the first six months of 2025 amounted to €278.0 million, compared to €145.2 million for the first six months of 2024. Increased personnel expenses (mainly related to severance costs), impairment on fixed assets (related to small molecules programs), costs for early termination of collaboration agreements and higher cost related to cell therapy programs in oncology lead to this increase in R&D expenses.

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G&A and S&M expenses amounted to €74.5 million in the first six months of 2025, compared to €63.9 million in the first six months of 2024. This increase was predominantly due to higher personnel costs (primarily severance costs) and higher legal and professional fees (deal costs).

•	Other operating income amounted to €14.9 million in the first six months of 2025, compared to €16.6 million for the same period last year, mainly driven by a reduction of recharges to Alfasigma.

Net financial loss in the first six months of 2025 amounted to €45.0 million, compared to net financial income of €98.4 million for the first six months of 2024.

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Fair value adjustments and net currency exchange results in the first six months of 2025 amounted to a negative amount of €66.2 million, compared to fair value adjustments and net currency exchange gains of €49.5 million for the first six months of 2024, and were primarily attributable to €37.9 million of unrealized currency exchange losses on our cash and cash equivalents and current financial investments at amortized cost in U.S. dollars, and €27.2 million of negative changes in fair value of current financial investments.

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Net other financial income in the first six months of 2025 amounted to €21.2 million, compared to net other financial income of €48.9 million for the first six months of 2024. Net interest income amounted to €21.5 million for the six months ended June 30, 2025, compared to €49.3 million of net interest income for the six months ended June 30, 2024, due to a decrease in the interest rates.

The Company reported a net loss from continuing operations for the first six months of 2025 of €259.0 million, compared to a net profit from continuing operations of €28.2 million for the first six months of 2024.

Net loss from discontinued operations related to Jyseleca® amounted to €0.1 million for the first six months of 2025, compared to a net profit amounting to €71.0 million for the first six months of 2024. The operating profit from discontinued operations for the six months ended June 30, 2024, was mainly related to the gain on the sale of the Jysecela® business to Alfasigma of €52.3 million.

Galapagos reported a net loss for the six months ended June 30, 2025, of €259.1 million, compared to a net profit of €99.2 million for the six months ended June 30, 2024.

Cash, cash equivalents and financial investments totaled €3,091.5 million as of June 30, 2025, as compared to €3,317.8 million as of December 31, 2024.

On June 30, 2025, cash and cash equivalents and current financial investments included $2,156.2 million held in U.S. dollars (compared to $726.9 million on December 31, 2024) which could generate foreign exchange gains or losses in the financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as the functional currency of Galapagos is EUR.

Total net decrease in cash and cash equivalents and financial investments amounted to €226.3 million during the first six months of 2025, compared to a net decrease of €254.1 million during the first six months of 2024. This net decrease was composed of (i) €91.5 million of operational cash burn, (ii) €122.7 million of negative exchange rate differences, negative changes in fair value of current financial investments and variation in accrued interest income, (iii) €20.0 million loans and advances given to third parties, and (iv) €7.9 million of net cash in related to the sale/acquisition of subsidiaries.

FINANCIAL GUIDANCE

As of June 30, 2025, Galapagos had approximately €3.1 billion in cash and financial investments. Following recent leadership changes and as the Company assesses strategic alternatives for the cell therapy business, Galapagos plans to provide an updated 2025 cash outlook at the time of its third-quarter 2025 results.

About Galapagos

Galapagos is a biotechnology company with operations in Europe, the U.S., and Asia, dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class medicines. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. Our goal is to meet current medical needs, and anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (market abuse regulation).

For further information, please contact:

Media inquiries: Marieke Vermeersch +32 479 490 603	Investor inquiries: Glenn Schulman +1 412 522 6239

media@glpg.com	ir@glpg.com

Forward-looking statements

This press release contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “plan,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,” “advance,” “ambition,” “outlook,” “further,” as well as similar expressions. These statements include, but are not limited to, the guidance from management regarding our financial results (including guidance regarding the expected operational use of cash for the fiscal year 2025), statements regarding our regulatory outlook, statements regarding the amount and timing of potential future milestones, including potential milestone payments, statements regarding our R&D plans, strategy and outlook, including progress on our oncology or immunology portfolio, and potential changes of such plans, statements regarding our pipeline and complementary technology platforms facilitating future growth, statements regarding our product candidates and partnered programs, statements regarding the expected timing, design and readouts of ongoing and planned clinical trials, including but not limited to (i) GLPG3667 in SLE and DM, (ii) GLPG5101 in R/R NHL, CLL, MCL and other hematological malignancies, and (iii) GLPG5301 in R/R MM, including recruitment for trials and interim or topline results for trials and studies in our portfolio, statements regarding the potential attributes and benefits of our product candidates, statements regarding our commercialization efforts for our product candidates and any of our future approved products, if any, statements about potential future commercial manufacturing of T-cell therapies, statements regarding our expectations on commercial sales of any of our product candidates (if approved), statements related to the anticipated timing for submissions to regulatory agencies, including any INDs or CTAs, statements relating to the development of our distributed manufacturing capabilities on a global basis, and statements related to our review of strategic alternatives, including the potential divestiture of our cell therapy business, anticipated leadership changes, potential partnering opportunities and anticipated changes to, our portfolio, goals and business plans. . Galapagos cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause our actual results, financial conditions and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, the risk that our expectations and management’s guidance regarding our 2025 operating expenses, cash burn and other financial estimates may be incorrect (including because one or more of our assumptions underlying our revenue and expense expectations may not be realized), risks related to our ability to effectively transfer knowledge, risks associated with Galapagos’ product candidates and partnered programs, including GLPG5101 and uza-cel, the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all, the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities and regulatory approval requirements (including the risk that data from our ongoing and planned clinical research programs in DM, SLE, R/R NHL, R/R CLL, R/R MM and other oncologic indications or any other indications or diseases, may not support registration or further development of our product candidates due to safety or efficacy concerns or other reasons), the risk that the preliminary and topline data from our studies, including the ATALANTA-1 study, may not be reflective of the final data, risks related to our reliance on collaborations with third parties (including, but not limited to, our collaboration partners Gilead, Lonza, and Adaptimmune), the risk that the transfer of the Jyseleca® business will not have the currently expected results for our business and results of operations, the risk that we will not be able to continue to execute on our currently contemplated business plan and/or will revise our business plan, including the risk that our plans with respect to CAR-T may not be achieved on the currently anticipated timeline or at all, the risk that our estimates of the commercial potential of our product candidates (if approved) or expectations regarding the costs and revenues associated with any commercialization rights may be inaccurate, the risks related to our strategic transformation, including the risk that we may not achieve the anticipated benefits of such exercise on the currently envisaged timeline or at all and the risks related to geopolitical conflicts and macro-economic events. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.

[i]	General and administrative
ii	Sales and marketing

The operational cash burn (or operational cash flow if this liquidity measure is positive) is equal to the increase or decrease in the cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:

•	the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (-) financing activities

•

the net proceeds or cash used, if any, related to the acquisitions or disposals of businesses; the acquisition of financial assets held at fair value through other comprehensive income; the movement in restricted cash and movement in financial investments, if any, the cash advances and loans given to third parties, if any, included in the net cash flows generated from/used in (-) investing activities

•	the cash used for other liabilities related to the acquisition or disposal of businesses, if any, included in the net cash flows generated from/used in (-) operating activities.

This alternative liquidity measure is in the view of the Company an important metric for a biotech company in the development stage. The operational cash burn for the six months ended June 30, 2025, amounted to €91.5 million and can be reconciled to the cash flow statement by considering the increase in cash and cash equivalents of €10.5 million, adjusted by (i) the net sale of financial investments amounting to €114.0 million, (ii) the cash-in related to the sale/acquisition of subsidiaries of €8.0 million, and (iii) the loans and advances given to third parties of €20.0 million.

APPENDIX TO THE PRESS RELEASE

Announcement in application of Article 7:97, §4/1 of the BCAC (regulated information – inside information)

The Board of Directors of Galapagos NV (“Galapagos” or the “Company”) has approved the entering into of a royalty and waiver agreement with Gilead (the “Royalty Agreement”) (the “Transaction”).

Gilead Sciences Inc., as the ultimate parent company of Gilead Therapeutics A1 Unlimited Company, reference shareholder of the Company (“Gilead”), the counterparty to the Royalty Agreement, is a related party to the Company within the meaning of IAS 24. The transaction contemplated under this agreement is therefore subject to completion of the procedure provided for under Article 7:97 of the BCAC.

Details of the Transaction

The Transaction provides the Company with a release from the obligations it entered into under the option, license and collaboration agreement between the Company and Gilead Sciences dated 14 July 2019 (the “OLCA”) as regards the Company’s cell therapy business, which gives the Company full global development and commercialisation rights to its cell therapy business effective immediately.

In consideration for this release, the Company agreed to pay Gilead a single digit royalty on (i) all annual net sales on relevant products within the cell therapies business and (ii) the divestment proceeds received by the Company in the context of a divestment of (part of the) Company’s cell therapy business.

Conclusion of the Committee and assessment of the Company’s statutory auditor

A committee of three independent members of Galapagos’ Board of Directors (the “Committee”) has reviewed the terms and conditions of the transaction document and has issued a written, reasoned advice to the Board of Directors. The Committee was assisted by Lazard as an independent expert (the “Expert”) and Allen Overy Shearman Sterling (Belgium) LLP.

In its advice, the Committee concluded that: “In light of article 7:97 of the BCAC, the Committee has performed, with the assistance of the Expert, a thorough analysis of the Proposed Resolution.

This assessment included a detailed analysis of the Transaction embedded in this Proposed Resolution, an analysis of the financial impact and other consequences thereof, an identification of the advantages and disadvantages as well as an assessment how these fit in the Company’s strategy.

Based on such assessment, the Committee believes that the Proposed Resolution and the Transaction embedded therein are in the interest of the Company, given the balance between benefits and disadvantages that the transaction represents and the potential to accelerate value creation for all shareholders.”

The Board of Directors has, in its decision-making, not deviated from the conclusion of the Committee. The Company’s statutory auditor has carried out its assessment in accordance with article 7:97, §4 of the BCAC, the conclusion of which provides as follows: “Based on our review, nothing has come to our attention that causes us to believe that the financial and accounting data reported in the advice of the Ad hoc committee of the independent members of the Board of Directors dated on July 22, 2025 and in the minutes of the Board of Directors dated on July 22, 2025, which justify the proposed transaction, are not consistent, in all material respects, compared to the information we possess in the context of our mission.

Our mission is solely executed for the purposes described in article 7:97 CCA and therefore our report may not be used for any other purpose.”